CUSIP No. 45824V209	Page 1 of 6 Pages
SCHEDULE 13D
UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
 Washington, D.C. 20549
SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No.   )*

Insys Therapeutics, Inc.
(Name of Issuer)

Common Stock, $0.01 Par Value Per Share
(Title of Class of Securities)

45824V209
(CUSIP Number)

Insys Therapeutics, Inc. Voting Trust
c/o Bessemer Trust Company of Delaware, N.A.
1007 North Orange Street, Suite 1450
Wilmington, Delaware 19801

With a copy to:
Gregory B. Astrachan
Willkie Farr & Gallagher LLP
787 Seventh Avenue
New York, New York 10019
212-728-8000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

February 27, 2018
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this statement on Schedule 13D (this “Schedule 13D”), and is filing this Schedule 13D because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.  ☐
Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 13d-7 for other parties to whom copies are to be sent.
*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 45824V209	Page 2 of 6 Pages

SCHEDULE 13D
CUSIP No. – 88770Q105
1		NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Insys Therapeutics, Inc. Voting Trust
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS Not Applicable
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 42,536,080
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 42,536,080
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 58.0% (1)
14		TYPE OF REPORTING PERSON OO – Voting Trust

(1) Based on the 73,316,650 shares of Common Stock outstanding, as reported in the Issuer’s quarterly report on Form 10-Q filed with the Securities and Exchange Commission (“SEC”) on November 3, 2017.

CUSIP No. 45824V209	Page 3 of 6 Pages
Item 1.            Security and Issuer.
This Schedule 13D relates to the Common Stock, par value $0.01 per share (the “Common Stock”), issued by Insys Therapeutics, Inc. (the “Issuer”). The address of the principal executive offices of the Issuer is 1333 S. Spectrum Blvd, Suite 100, Chandler, Arizona.
Item 2. Identity and Background.
This Schedule 13D is being filed by the Insys Therapeutics, Inc. Voting Trust (the “Voting Trust”). The principal business of the Voting Trust is to hold shares of Common Stock. The principal place of business and executive offices of the Voting Trust are c/o Bessemer Trust Company of Delaware, N.A., 1007 North Orange Street, Suite 1450, Wilmington, Delaware 19801.
During the last five years, the Voting Trust has not been (i) convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors); or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, United States federal or state securities laws or finding any violation with respect to such laws.
The Voting Trust is organized under the laws of the State of Delaware.
Item 3. Source or Amount of Funds or Other Consideration.
The shares of Common Stock in the Voting Trust (the “Shares”) are beneficially owned by (i) Dr. John N. Kapoor; (ii) John N. Kapoor Trust, dated September 20, 1989 (the “Kapoor Trust”); and (iii) EJ Financial/NEO Management, L.P. (such partnership, together with D. Kapoor and the Kapoor Trust, are referred to herein collectively as the “Beneficiaries”). On February 27, 2018, shares of the Issuer’s capital stock owned by the Beneficiaries were placed into the Voting Trust for the reasons discussed below in Item 4. The Voting Trust operates pursuant to the terms and conditions of a trust agreement, which is described below in Item 4.
Item 4. Purpose of Transaction.
The NASDAQ Stock Market LLC (“NASDAQ”) and the U.S. Department of Justice requested that the Voting Trust be entered into and the shares of Common Stock beneficially owned by the Beneficiaries be placed into the Voting Trust in order to limit the voting power of Dr. Kapoor with respect to the Issuer in order to comply with the NASDAQ rules.
The Voting Trust is governed by a Voting Trust Agreement, dated February 27, 2018 (the “Trust Agreement”), entered into by and among the Beneficiaries, Bessemer Trust Company of Delaware, N.A., as trustee (the “Trustee”), and the Issuer. The Trust Agreement is filed as Exhibit 99.1 to this Schedule 13D. Under the Trust Agreement, the Trustee is not permitted to exercise voting discretion but rather has the power, and is required, to vote the Shares and to execute stockholder consents in any and all proceedings where the vote or consent of the Issuer’s stockholders may be required or authorized, including the election of directors, in accordance with the following terms described below.
So long as the Shares represent at least 40% of the issued and outstanding Common Stock, a voting committee of three to five individuals (the “Voting Committee”) (initially comprised by Rohit Vishnoi, James Kronenberg, Thomas Allison, Donald Stern and Dan Dalton) shall, by majority vote of the Voting Committee, direct the Trustee how to vote the Shares.  If the Shares represent less than 40% of the issued and outstanding Common Stock, the Trustee shall cause the

CUSIP No. 45824V209	Page 4 of 6 Pages
Shares to be voted in the same proportion that the shares of Common Stock that are held by the independent holders of Common Stock are voted.
Notwithstanding the foregoing, each Beneficiary may direct the Trustee to vote against any of the following matters:
•
any merger, consolidation, share exchange, restructuring, recapitalization or acquisition involving the Issuer or any similar transaction involving all or a material portion of the assets of the Issuer and its subsidiaries, taken as a whole;

•	the sale, lease exchange, pledge, mortgage or transfer of all or a material portion of the assets of the Issuer and its subsidiaries, taken as a whole;
•	any action that requires approval under Rule 5635(a)(1) of the NASDAQ rules;
•	the liquidation or dissolution of the Issuer;
•	any amendment to the certificate of incorporation or the bylaws of the Issuer (except for increases to the number of authorized shares of Common Stock); and
•	any transaction which requires stockholder approval under Rule 5635(b) of the NASDAQ rules.
If the Trustee does not receive valid instructions on how to vote or direct the vote of the Shares from either the Beneficiaries or the Voting Committee, neither the Voting Trust nor the Trustee may vote the Shares and the Trustee must move for the meeting of stockholders at which such vote is to be held to be adjourned.
The members of the Voting Committee are appointed as follows: One member is an independent member of the board of directors of the Issuer appointed by the other independent board members, one member is an employee or agent of the Trustee appointed by the Trustee, and the remaining members are appointed by the Voting Committee.  All members of the Voting Committee must be independent from Dr. Kapoor and all members, except for the member appointed by the Trustee, must be independent from the Trustee.  The Voting Committee may not give any voting instructions if there are fewer than three members then serving on the Voting Committee.
The Trustee may not transfer or cause to be transferred any Shares without the approval of Dr. Kapoor or the other Beneficiaries and the Issuer.  The Trustee must promptly distribute to the Beneficiaries any dividends or distributions in respect of the Shares, or may authorize the Issuer to make such payment or distribution directly to the Beneficiaries. In order for a Beneficiary to transfer Shares beneficially owned by it, such Beneficiary must direct the Trustee to do so in writing and provide the Trustee evidence of the approval of the independent members of the board of Trustees of the Issuer for such transfer.
The Voting Trust does not have any present plans or proposals which relate to or which would result in any of the transactions described in subparagraphs (a) through (j) of Item 4 of this Schedule 13D.
Item 5. Interest in Securities of the Issuer.
(a) The Voting Trust may be deemed to beneficially own 42,536,080 shares of the Common Stock, representing approximately 58.0% of the Common Stock issued and outstanding, as reported in the Issuer’s quarterly report filed with the SEC on November 3, 2017.  Each share of Common Stock is entitled to one vote. The filing of this Schedule 13D nor any of its contents

CUSIP No. 45824V209	Page 5 of 6 Pages
shall not be construed as an admission that the Voting Trust is the beneficial owner of any shares of Common Stock for purposes of Section 13(d) of the Act or for any other purpose.
(b) The Voting Trust may be deemed to have shared power to vote or direct the vote of the Common Stock beneficially owned by it.  The Voting Trust does not have the sole power to vote or direct the vote of any shares of Common Stock.  The Voting Trust does not have the sole power to dispose or to direct the disposition, or the shared power to dispose or direct the disposition of any Shares of Common Stock. Additionally, as disclosed in the Issuer’s current report on Form 8-K filed with the SEC on March 1, 2018, the trustee of Dr. Kapoor’s children’s trusts, which trusts hold approximately 4.5 million shares of the Common Stock, has executed an irrevocable proxy whereby the shares held by the children’s trusts will be voted in the same proportion that the Shares are voted.  The Voting Trust disclaims beneficial ownership of any shares of Common Stock held by such trusts.
(c) Except as described herein, during the last sixty (60) days there were no transactions in the Common Stock effected by the Voting Trust.
(d) Except for the Beneficiaries, no person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Stock that may be deemed to be beneficially owned by the Voting Trust.
(e) Not applicable.
Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.
The information set forth, or incorporated by reference, in Items 3 through 5 of this Schedule 13D is hereby incorporated by reference into this Item 6.  Except as otherwise described herein, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between the Voting Trust and any person with respect to any securities of the Issuer, including but not limited to transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.
Item 7. Material to Be Filed as Exhibits.
Exhibit 99.1
Voting Trust Agreement, dated as of February 27, 2018, by and among Bessemer Trust Company of Delaware, N.A., as Initial Trustee, Dr. John N. Kapoor, Insys Therapeutics, Inc., EJ Financial/NEO Management, L.P. and the John N. Kapoor Trust, dated September 20, 1989.

CUSIP No. 45824V209	Page 6 of 6 Pages

SIGNATURES
After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this Schedule 13D is true, complete and correct.

Dated:  March 8, 2018

INSYS THERAPEUTICS, INC. VOTING TRUST
Bessemer Trust Company of Delaware, N.A., as Trustee

By:	/s/ George W. Kern
	Name:	George W. Kern
	Title:	President